Exhibit 4(9)

Exhibit 4(9)

EFFECTIVE DATE: 1 December 2003

EIDOS plc

and

JONATHAN KEMP

SERVICE AGREEMENT

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THIS AGREEMENT is made the 1st day of December 2003

BETWEEN

(1)	EIDOS plc whose registered office is at Wimbledon Bridge House, 1 Hartfield Road, London SW19 3RU (company registration number 2501949) (the "Company"); and

(2)	JONATHAN KEMP of 6a Ladbroke Gardens, London W11 2PT (the "Executive").

AGREED TERMS

1.	Definitions and Interpretations

1.1	In this agreement including any schedule the following expressions shall have the following meanings:

"Board" means the board of directors of the Company from time to time or any committee of the Board duly appointed by it;

"Business Day" means any day other than a Saturday, Sunday or any other day which is a public holiday;

"Effective Date" means the date of this agreement;

"Employment" means the employment of the Executive by the Company;

"Group" means the Company and its Group Members;

"Group Member" means in relation to any entity a "group undertaking" (as defined in Section 259 of the Companies Act 1985 as amended) of that entity and
"Member of the Same Group as" any entity means any group undertaking as so defined of that entity;

"Scheme" means the Eidos plc Group Personal Pension Scheme; and

"Termination Date" means the date on which the Executive's employment under this agreement terminates.

1.2	In this agreement and any schedule:

(a) reference to any statute or statutory provision includes a reference to that statute or statutory provision as amended, extended or re-enacted and to any regulation, order, instrument or subordinate legislation under the relevant statute or statutory provision;

(b) reference to the singular includes a reference to the plural and vice versa;

(c) reference to any clause or schedule is to a clause or schedule (as the case may be) of or to this agreement;

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	(d)	reference to any gender includes a reference to all other genders;

	(e)	references to persons include bodies corporate, unincorporated associations and partnerships and any reference to any party who is an individual is also deemed to include their respective legal personal representative(s); and

	(f)	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this agreement.

2.	Appointment and Term of Employment

2.1	The Company hereby appoints the Executive and the Executive agrees to serve as European Managing Director on and subject to the terms and conditions specified in this agreement.

2.2	The Employment shall begin on the Effective Date and shall continue until terminated in accordance with the terms of this agreement.

2.3	The Executive's continuous period of employment for the purposes of the Employment Rights Act 1996 began on the 7 October 1997.

2.4	The Executive warrants that by entering into this agreement he will not be in breach of any express or implied terms of any contract with or any other obligations to any third party.

2.5	Subject to the Company's rights in clause 13.1:

	(a)	The Executive may terminate the Employment at any time by giving to the Company six months prior notice in writing.

	(b)	The Company may terminate the Employment at any time by giving to the Executive twelve (12) months prior notice in writing.

	(c)	The Employment shall automatically terminate without notice when the Executive reaches age 65.

2.6	If written notice is given by the Executive or by the Company to terminate the Employment or in circumstances where the Executive has purported to resign without giving due notice the Company shall not be obliged to provide any work to the Executive and may, at its sole discretion but subject to clause 2.8:

	(a)	exclude the Executive from the premises of the Company or any Group Member;

	(b)	require the Executive to perform such alternative duties as the Board may reasonably direct;

	(c)	require the Executive to take gardening leave and perform no duties;

	(d)	appoint a joint or direct replacement for the Executive;

	(e)	require the Executive not to have any communication with any customer or prospective customer of the Company (as defined in clause 17.1) or any Group Member in relation to the business of the Company or any Group Member;

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(f) require the Executive not to contact or have any communication with any employee, officer, director, agent or consultant of the Company or of any Group Member in relation to the business of the Company or any Group Member; and

(g) require the Executive not to remain or become involved in any respect with the business of the Company or any Group Member except as required by such Group Member or Company;

and in each case the Company will continue to pay the Executive salary and provide all other benefits arising under this agreement during the period of notice (except that notwithstanding any other terms of this agreement bonus or other performance related benefits shall only accrue during any worked part of a termination notice period) and the Executive will continue to owe duties of fidelity, good faith and confidentiality to the Company and shall not be entitled to enter into any other employment or engagement without the Company’s prior written consent. In the event that the Executive enters into any such employment or engagement without the Company’s prior written consent, this shall constitute a repudiatory breach of contract on the part of the Executive which, if accepted by the Company, shall discharge the Company from any further obligation to pay in lieu of notice.

The Executive and the Company agree that any period or periods of exclusion pursuant to clause 2.6 shall be deducted from any period or periods of restraint applying to the Executive after the termination of his employment under clause 17.

2.7	The Company may in its sole and absolute discretion terminate the Executive's Employment forthwith at any time (whether or not notice to terminate has already been given) by paying the Executive a lump sum equal to the basic salary only, calculated at the rate prevailing at the date of any such payment in lieu in accordance with clause 5.1, in lieu of any required notice or balance of such agreed notice together with any accrued holiday pay entitlement pursuant to clause 8 provided that such payments shall cease to be payable upon the Executive commencing new full-time employment.

2.8	Where the Company terminates this agreement otherwise than in accordance with the provisions of clauses 2.6 or 2.7 (subject always to the provisions of clause 13) the Executive shall not be entitled to enforce any claim as a contractual debt or as liquidated damages and his sole remedy will be a claim in damages and any such damages to which the Executive may be entitled shall be calculated in accordance with ordinary common law principles including those relating to mitigation of loss.

2.9	Upon the termination of the Employment or if the Executive shall cease for any reason to be a Director of the Company the Executive shall forthwith, if so required by the Company:

(a) resign without compensation from his office as Director of the Company and any Group Member, and of all other companies of which he shall have been appointed a Director by the Company or Group Member by virtue of any right of nomination vested in such member; and

(b) transfer any shares held by the Executive required to be transferred either in accordance with the Company's articles of association or any agreement by which the Executive is bound.

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2.10	The Executive hereby irrevocably authorises the Company to appoint such person in his stead and on his behalf to do all such things and execute all such documents which he is obliged to execute and do under this agreement (including without limitation those documents which may be necessary for, or incidental to his resignation from office and transfer of shares).

3.	Duties

3.1	The Executive:

	(a)	will faithfully and diligently serve the Company and perform such duties to the best of his ability and exercise such powers as may be assigned to or vested in the Executive from time to time by or under the authority of the Board in such manner as shall be specified by or under the authority of the Board and shall use his best endeavours to promote the interests of the Company and any Group Member as directed by the Board;

	(b)	acknowledges and agrees that the Company may at its sole discretion, but only during any termination notice period, require him to perform his duties jointly with another person or persons;

	(c)	shall report and provide such information and explanation to the Board or Chief Executive of the Company as and when reasonably required or to such other person as the Board may direct and comply with all rules and regulations from time to time laid down by the Company concerning its employees which are consistent with this agreement;

	(d)	shall devote the whole of his time attention and abilities to the performance of his duties during the Company's normal business hours of 9.00 am to 5.30 pm Monday to Friday inclusive and at such other times as may reasonably be necessary in the interests of the Company (unless prevented by illness or other incapacity and except as may from time to time be permitted or required by the Board);

	(e)	acknowledges that he holds a senior executive position with certain autonomous decision taking powers and therefore is not subject to regulation 4(1) of the Working Time Regulations 1998 but without prejudice to that the Executive accepts that by signing this agreement he has agreed that, insofar as it would apply to the employment, regulation 4(1) of the Working Time Regulations 1998 shall not apply unless the Executive withdraws such agreement by giving to the Company not less than 3 months prior notice in writing;

	(f)	undertakes not to harm the reputation of the Company or any Group Member; and

	(g)	shall when requested to do so, fully and promptly give the Board such explanations, information and assistance as it may require relating to the transactions and affairs of the Company and any Group Member of which the Executive shall have knowledge or of which the Executive ought to have knowledge.

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4.	Place of Employment

4.1	The Executive's initial place of employment shall be at the offices of the Company in Wimbledon, London or at such other place within London as the Company may reasonably require.

4.2	The Executive shall travel to such parts of the world as the Board may direct or authorise. If the Company and the Executive agree for the Executive to work outside the United Kingdom for a period of more than one month it will provide him with written details of any terms and conditions which may apply to that work and to his return to the United Kingdom.

5.	Remuneration and Benefits

5.1

	(a)	The Executive shall be paid a basic salary at the rate of £195,000 per annum for the proper performance of his duties. This salary will accrue from day to day and will be payable by equal monthly instalments in arrears, usually on the 28th day of each month, and will include any director's and other fees and emoluments receivable by him as a director of the Company or of any Group Member howsoever arising.

	(b)	The basic salary will be reviewed, but need not be increased, by the Board annually on 1 July each year.

	(c)	The Executive will not be entitled to receive any additional remuneration for work performed outside normal business hours for the Company.

	(d)	Salary shall accrue on a daily basis with one day's basic salary equal to 1/260th of the Executive's annual basic salary.

	(e)	Subject always to the discretion of the Board, the Executive may be entitled to receive a bonus payment from time to time. The payment of such bonus is conditional upon the Executive remaining employed by the Company and not having given or received notice of termination on or before the date upon which the bonus is due to be paid.

	(f)	The level of any award under the Company’s bonus or other incentive schemes in one year is not an indication of the level of any award in future years. Such level is not guaranteed and may vary from year to year. The Company reserves the right to vary or withdraw the Company’s bonus or other incentive schemes at any time.

	(g)	The Company shall be entitled to deduct from the Executive’s remuneration all sums from time to time owing from the Executive to the Company or any Group Member, howsoever rising.

	(h)	The Company shall provide the Executive with a motor car of a make and model commensurate in the reasonable opinion of the Board with his potion for his business and personal use, and shall bear the cost of insuring, testing, taxing, repairing and maintaining it and shall reimburse the Executive for the cost of fuel properly incurred during business mileage. The Executive shall take good care of the vehicle and procure that the provisions and conditions of any policy of insurance relating thereto are observed in all respects, and shall comply with all regulations of the Company relating to Company cars. It shall be a condition of the provision of the benefit provided to the Executive that he at all times holds a valid UK driving licence.

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5.2	The Executive:

	(a)	will be entitled to be a member of the Company's medical expenses scheme or such other medical expenses scheme as the Company may make available from time to time provided the Executive is accepted at normal rates of premium;

	(b)	the Executive may participate in a life insurance scheme under which a lump sum benefit shall be payable on the Executive's death while the Employment continues. The benefit is equal to four times the Executive's basic annual salary at his death.

	(c)	the Executive may participate in any permanent health insurance scheme from time to time operated by the Company and notified to him in writing as being applicable to him (the "PHI Scheme"). The Executive's participation in the PHI Scheme will be subject to the following additional terms:

(i) the precise terms of the PHI Scheme shall be at the Company's discretion;

(ii) all payments under the PHI Scheme will be subject to the Executive's acceptance of such variations to his terms and conditions of employment as may from time to time be requested by the Company;

(iii) all payments under the PHI Scheme will be subject to such deductions as may be required by law and also a sum equivalent to any employer's national insurance contributions which are payable by the Company in respect of any payment under the PHI Scheme and which are not reimbursed by the insurer under the PHI scheme; and

(iv) where payments are made under the PHI Scheme, all other benefits provided to or in respect of the Executive by the Company will cease immediately (if they have not done so already) except those benefits for which the Company receives, from the insurer under the PHI Scheme, reimbursement in full of the total cost of the Company of the benefit.

	(d)	will be entitled to participate in the Company's critical illness insurance policy or such other equivalent scheme as the Company may make available from time to time, provided the Executive is accepted at normal rates of premium.

5.3	Participation in any insurance scheme provided for the Executive under this agreement:

	(a)	is subject to its terms and conditions from time to time in force;

	(b)	is conditional on the Executive satisfying any applicable requirements of the insurers; and

	(c)	is subject to the Company's right to alter the cover provided or any term of the scheme or to cease to provide (without replacement or compensation) the scheme at any time if in the opinion of the Board the state of health of the Executive is or becomes such that the Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of the Executive's age.

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5.4	The Company shall not have any liability to pay any benefit to the Executive under any insurance scheme provided under this agreement unless it receives payment of the benefit from the insurer under the scheme.

6.	Expenses and Receipts

6.1	The Executive shall be reimbursed all reasonable hotel, travelling, entertainment and other expenses properly incurred by him in the course of the Employment in accordance with the Company's regulations from time to time.

6.2	Reimbursement of expenses incurred by the Executive will only be made on production of valid receipts for such expenses acceptable to the Company.

6.3	The Executive must not without the prior written authorisation of the Board directly or indirectly seek, receive or obtain, in respect of the performance of his duties or of any goods or services sold or purchased or other business transacted (whether or not by the Executive) by or on behalf of the Company or any Group Member, any personal benefits, discount, rebate, commission, bribe, kickback or other inducement ("Inducement") (whether in cash or in kind) which is not expressly authorised by the Company in advance. In the event that the Executive or any person on the Executive's behalf directly or indirectly receives any such Inducement, the Executive must immediately account to the Company for the amount so received.

7.	Pension

7.1	The Executive is eligible for membership of the Scheme subject to its trust deed and rules from time to time in force. A copy of the Scheme documentation may be obtained from the HR Director. Subject to the allowable maximum (earnings cap) from time to time in force pursuant to Section 640A of the Income and Corporation Taxes Act 1988, the Company will make a monthly contribution to your pension of 12% of your annual basic salary.

7.2	A contracting-out certificate is not in force in respect of the Executive's employment.

8.	Holidays

8.1	The Executive shall in addition to normal statutory and bank holidays be entitled to 5 weeks' (25 working days') paid holiday during each year commencing on 25 December and pro rata for any shorter period.

8.2	No holiday undertaken at the end of the holiday year may be carried forward and there shall be no entitlement to pay in respect of accrued but not taken holiday except under clause 8.4.

8.3	The times at which annual holidays may be taken are at the discretion of the Company, but not more than two weeks may be taken at any one time.

8.4	On termination of the Employment the Executive shall be entitled to receive a payment representing holiday accrued and as yet untaken on a pro rata basis for the number of completed calendar months he has worked during the current holiday year. If the Executive has taken holidays in excess of his accrued entitlement he will be required to refund to the Company a sum representing such unearned holiday. Such sum shall be calculated at a rate of 1/260th of annual basic salary payable to the Executive pursuant to clause 5.1 from time to time per day of unearned holiday taken.

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9.	Sickness or Injury

9.1	If, in the opinion of the Board, the Executive is unable to perform his duties properly for a period, or periods, not exceeding three months (whether or not any days not worked are normal working days) in aggregate in any period of twelve months (the "Aggregate Period") by reason of illness or injury then he shall be entitled during that time to receive his full salary and other benefits except that notwithstanding any other terms of this agreement the Executive shall not be entitled to receive bonus or any other performance related benefits. Thereafter any payment shall be subject to, and in accordance with, the terms of the PHI Scheme and clause 5.

9.2	If the Executive is prevented by any of the factors mentioned in clause 9.1 from performing his duties properly he shall report this fact promptly to the Company's personnel department by telephone on the first morning of absence or as soon as reasonably practical thereafter. He must complete a self-certification sickness form on his return and deliver it to the personnel department. If the absence continues for five or more working days he shall provide an appropriate medical certificate from his doctor in the manner required by the rules of the Company. Thereafter the Executive shall submit a further appropriate medical certificate at weekly intervals during the whole period of absence.

9.3	Payment of any remuneration to the Executive under clause 9.1 is conditional upon the prompt compliance by the Executive of his obligations under clauses 9.2 and 9.5 as well as with any other rules of the Company from time to time in force relating to sickness or injury.

9.4	Statutory sick pay ("SSP") will be paid by the Company in accordance with and subject to the Executive's compliance with the legislation in force at the time of absence. Any payment of remuneration under clause 9.1 for a day of absence will discharge its obligation to pay SSP for that day.

9.5	At any time during the Employment the Company may require the Executive to be medically examined at the Company's expense by a medical practitioner nominated by the Company and the Executive agrees that a report of that examination may be provided to the Board.

9.6	If, in the opinion of the Board, the Executive is or has been unable to perform his duties properly by reason of illness or injury for a period or periods exceeding six months or if the Board at any time has reason to believe that because of any such cause the Executive may be unable properly to perform his duties for a period or periods of six months or more (over any consecutive 12 month period including past periods of incapacity), the Company shall be entitled at any time to give to the Executive not less than twelve (12) months' notice of termination of the Employment less the aggregate of any periods during which he has been paid salary under clause 9.1 during the twelve months prior to the giving of such notice notwithstanding that the Executive is or may be entitled to benefit under the terms of the Company's permanent health insurance scheme.

9.7	If the Executive's absence is caused by the actionable negligence of a third party in respect of which damages are recoverable, then all sums paid by the Company shall constitute loans to the Executive, who shall:

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(a) forthwith notify the Company of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded as a result of such negligence;

(b) if the Company so requires, refund to the Company such sum as the Company may determine, not exceeding the lesser of:

(i) the amount of damages recovered by the Executive under any compromise, settlement or judgment; and

(ii) the sums advanced to the Executive by the Company in respect of the period of incapacity.

10.	Outside Interests

During the Employment (including without limitation during any period for which clause 2.6 is operated) the Executive shall not (save with the prior written consent of the Board):

(a) directly or indirectly be engaged, concerned or interested in any capacity in any business, trade or occupation other than that of the Company except as a holder of not more than five per cent. of the issued shares or securities of any companies which are listed or dealt in on any recognised stock exchange or market. For this purpose "occupation" shall include any public, private, or charitable work which the Board considers may hinder or interfere with the performance of the Executive's duties; or

(b) introduce to any other person, firm or company other than any Group Member, or transact for the account of himself or any other person firm or company other than any Group Member, business of any kind with which the Company is able to deal.

11.	Intellectual Property

11.1	For the purposes of this clause, the following terms shall have the following meanings:

"Intellectual Property" means patents, rights in designs, trade marks and service marks (whether registered or unregistered) including any applications for any of the foregoing, inventions, discoveries, improvements, copyright, rights in the nature of copyright, resale rights, rental rights, lending rights, goodwill, database rights, rights in confidential information and know-how and all other intellectual or industrial property rights (whether registered or unregistered and including any applications for registration and pending registrations relating to any such rights) in any part of the world for the full term of such rights (including all reversions, revivals, extensions and renewals of such rights), including the right to sue for past infringements;

"Originated" means originated, composed, written, invented, created, generated, discovered, designed, developed, or manufactured whether solely or with others.

11.2	The parties agree that the Executive has a special responsibility to further the interests of the Company and the Group Members through the Origination of Intellectual Property. Accordingly, the Executive acknowledges that during the Employment, any Intellectual Property Originated by the Executive will be considered to have been made by the Executive in the course of the Executive's duties.

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11.3	The Executive shall promptly disclose to the Company full details of all Intellectual Property Originated by the Executive at any time during the Employment (whether or not Originated during normal working hours and whether before or after the date of this agreement) that relates to, or is capable of being relevant to, the Company's or any of its Group Members' present or future business. The Executive shall also explain the nature and potential significance of such Intellectual Property in sufficient detail to enable the Company to assess whether and how best to protect it. Subject to the provisions of the Patents Act 1977, all such Intellectual Property shall vest in the Company absolutely to the fullest extent permitted by law.

11.4	To the fullest extent permitted by law the Executive waives (in favour of the Company and all persons acquiring rights in anything Originated by the Executive through the Company by assignment, licence or otherwise) irrevocably and unconditionally any moral rights in any part of the world (including any rights conferred by Section 77-85 of the Copyright Designs and Patents Act 1988) that the Executive has or may have in any of the Intellectual Property belonging to the Company pursuant to clause 11.3.

11.5	The Executive agrees, at the Company's expense as to out-of-pocket expenses, to execute all documents and do all acts and things as may be required by the Company to:

vest (where the Company is not the first owner), or to confirm the vesting of, all right, title and interest in and relating to the Intellectual Property in the Company or its nominees in accordance with clause 11.3; or

obtain or to maintain legal protection of that Intellectual Property in the Company's name.

Pending the completion of vesting (or confirmation of vesting) of Intellectual Property in the Company (or its nominee) as described above, the Executive shall hold all such Intellectual Property on trust for the Company. The Executive hereby irrevocably appoints the Company to be the Executive's attorney in the Executive's name to execute all documents and do all acts and things as may be necessary to grant to the Company the full benefit of this clause 11.

11.6	The provisions of this clause 11 will continue in force after the termination of this deed in respect of all Intellectual Property Originated by the Executive during the period of Employment with the Company and will be binding on the personal representatives of the Executive.

12.	Confidentiality

12.1	The Executive acknowledges that during the Employment (and possibly also prior to its commencement) the Executive will have access to and be entrusted with information in respect of the technology, business and financing of the Company and that of its clients, customers, suppliers, agents and business associates and likewise in relation to Group Members that amounts to a trade secret, is confidential or is commercially sensitive (the "Confidential Information"). Confidential Information includes by way of example only:

(a) Details of software, hardware, know-how, technical designs, drawings, diagrams or specifications relating to the Company's systems, products or services;

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	(b)	details of current activities and current and future business strategies and tactics including (without limitation) those relating to services, management, advertising, sales and marketing;

	(c)	the research and development of new systems, products or services;

	(d)	external consultants, contractors and suppliers and their services, designs, production and delivery capabilities;

	(e)	clients and details of their particular requirements and businesses;

	(f)	costings, profit margins, discounts, rebates, pricing, payment and credit policies and other financial information and procedures and systems for the foregoing whether of the Company or of any client, customer, supplier, agent or business associate of the Company.

12.2	The Executive shall keep secret and shall not use or disclose to any person any of the Confidential Information other than for the proper performance of the Executive's duties or as directed by the Company.

12.3	Without prejudice to clause 17, the restrictions contained in clause 13.2 shall also apply after termination of the Employment for whatever reason.

12.4	The restrictions contained in clauses 13.2 and 13.3shall not apply to any Confidential Information to the extent that the Executive can demonstrate was:

	(a)	known to the Executive prior to the commencement of the Employment by the Company; or

	(b)	is in the public domain other than as a result of a breach of clauses 13.2and 13.3or breach of an analogous provision by any person, including other employees of the Company; or

	(c)	is required to be disclosed by any court or regulatory body of competent jurisdiction.

12.5	All notes, memoranda, samples and other documents and materials (in whatever form) containing Confidential Information or otherwise relating to the business of the Company or any Group Member (whether created or acquired by the Executive or otherwise) shall be:

	(a)	the property of the Company or the relevant Group Member; and

	(b)	surrendered by the Executive to the Company or the relevant Group Member at the termination of the Employment or at the request of the Company or the relevant Group Member at any time during the course of the Employment.

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12.6	Nothing in this Agreement shall prevent the Executive following termination of the Employment from using information which becomes part of his professional skill and knowledge and which does not include any Confidential Information of the Company.

13.	Early Termination

13.1	Notwithstanding the provisions of clause 2, the Company shall be entitled to terminate the Employment summarily by written notice and without any payment in lieu of notice (but without prejudice to the rights and remedies of the Company for any breach of this agreement and to the Executive's continuing obligations under this agreement):

	(a)	if the Executive shall commit any serious or wilful or (after warning) persistent breach or breaches of any express or implied term of his employment; or

	(b)	if the Board shall have reason to believe that the Executive has committed any criminal offence or been guilty of any dishonesty or serious misconduct in each case whether during the performance of his duties or otherwise which in the opinion of the Board renders the Executive unfit to continue as an executive of the Company or which would be likely adversely to prejudice the reputation or interests of the Company or any Group Member for which the Executive has performed duties during the Employment; or

	(c)	if the Executive shall petition for a bankruptcy order or have a bankruptcy order made against him or take the benefit of any legislation for the relief of insolvent debtors or make any composition with his creditors; or

	(d)	if the Executive has, in the opinion of the Board, failed to perform his duties to a standard satisfactory to the Board, after having received a written warning from the Company relating to the same; or

	(e)	if any information relating to the Executive's suitability for employment by the Company and provided in the course of applying for employment is found to be untrue or misleading; or

	(f)	if the Executive becomes in any way prohibited by law from being a director of the Company or taking part in the management of the Company including without prejudice to the generality of the foregoing by reason of any order made under the Company Directors Disqualification Act 1986 or any statutory modification or re-enactment thereof for the time being in force; or

	(g)	if the Executive fails or ceases to meet the requirements of any regulatory body or any other entity whose consent or approval is required to enable the Executive to undertake all or any of his duties or if the warranty by the Executive at clause 2.3 is found to be misleading or incorrect.

14.	Suspension

14.1	In the circumstances in clause 9.6, or if the Board has reason to suspect that any one or more of the events set out in clause 13.1 has occurred or if the Board has reason to believe the Executive has acted or omitted to act in a manner which amounts to misconduct the Board may suspend the Executive on such terms as to payment of salary and other benefits or otherwise as the Board may think fit pending further investigations PROVIDED THAT in the event of any such suspension being made the Executive shall have the right to terminate his employment forthwith by notice in writing to the Company but without any claim for compensation.

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15.	Grievance and Disciplinary Procedure

15.1	If the Executive has any grievance relating to the Employment he should raise the matter with the HR Director orally or in writing and the matter will be discussed with the Executive. If the matter is not then settled the Executive may submit his grievance to the Board which shall as soon as possible consider such grievance at a meeting of the Board and will give the Executive a written response as soon as practicable thereafter. The decision of the Board shall be final. This policy does not form part of the Executive's contract of employment save as required by law.

15.2	A copy of the disciplinary rules and procedures of the Company can be obtained from the HR Director. They do not form part of the Executive's contract of employment save as required by law.

16.	Duties upon Termination

16.1	Upon termination of the Employment for whatever reason or after notice having been served at the request of the Company the Executive shall immediately:

	(a)	hand over to the Company all documents, books, materials, records, correspondence, papers and information (on whatever media and wherever located) relating to the business of the Company or any Group Member, any magnetic discs on which information relating to the business is stored and any keys, credit cards and other property of the Company or any Group Member (including in particular any car provided to the Executive) which may be in his possession, custody, care or control and shall provide a signed statement that he has complied fully with the terms of this clause;

	(b)	irretrievably delete any information relating to the business of the Company or any Group Member stored on any magnetic or optical disc or memory and all matter derived therefrom which is in his possession, custody, care or control outside the premises of the Company and shall produce such evidence of compliance with this clause as the Company may require;

	(c)	resign any office or appointment held by him in the Company or in any Group Member without any claim for compensation or damages for loss of such office or appointment and the Executive hereby irrevocably appoints the Company as his agent to execute letters of resignation of such offices or appointments on his behalf;

	(d)	transfer to the Company or as it may direct all shares held by him in any company, as nominee or trustee for the Company and deliver to the Company the certificates thereof and the Executive hereby irrevocably appoints the Company his attorney to execute any such transfers on his behalf;

	(e)	after the termination of the Executive’s employment hereunder he shall not at any time thereafter represent himself as being in any way connected with or interested in the business of or employed by the Company or any Group Member or use for trade or other purposes the name of the Company or any Group Member or any name capable of confusion therewith; and

	(f)	the termination of the Executive’s employment hereunder for whatever reason shall not affect those terms of agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued rights or remedies of the parties.

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17.	Restrictions

Definitions

17.1	For the purposes of this clause the following words have the following meanings:

	(a)	"Counterparty" means any person, firm, company or other entity whatsoever:

		i	who or which is an investor in the Company at the Termination Date or who or which invested in the Company at any time in the period of 12 months immediately preceding the Termination Date; or

		ii	who or which had regular dealings with the Company in connection with or arising out of the business of the Company at the Termination Date or at any time in the period of 12 months immediately preceding the Termination Date (and shall include without limitation any person, company, or other entity with whom there was an actual arrangement for a joint venture with the Company or an arrangement for the provision of goods or services to, by, or in conjunction with the Company);

		iii	who or which is a client or customer of the Company at the Termination Date or who or which was a client or customer of the Company at any time in the period of 12 months immediately preceding the Termination Date;

and in each case:

		iv	with whom or with which the Executive had material dealings in the course of the Employment; or

		v	of or about whom the Executive acquired confidential information as set out in clause 12 or trade secrets or material knowledge or material information in the course of the Employment; or

		vi	with whom or with which any employee who was under the direct or indirect supervision of the Executive had material dealings in the course of his employment at any time in the period of 12 months immediately preceding the Termination Date.

	(b)	"Prospective Counterparty" means any supplier, client, customer, person, firm, company or other entity whatsoever with whom or with which the Company shall during the 12 months immediately preceding the Termination Date have had negotiations or discussions regarding:

		i	possible investment in the Company; or

		ii	having regular dealings with the Company in connection with or arising out of the business of the Company;

and in each case:

		iii	with whom or which during such period the Executive shall have had material dealings in the course of the Employment; or

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		iv	of whom or which during such period the Executive shall have acquired Confidential Information or trade secrets or material knowledge or material information in the course of the Employment; or

		v	with whom or which during such period any employee who was under the direct or indirect supervision of the Executive had material dealings in the course of his employment

		vi	during the period of 12 months immediately preceding the Termination Date.

	(c)	"Restricted Business" means the business of the Group including but not limited to the development, production, use, manufacture, publication, marketing, distribution, sale or supply of electronic games, electronic simulation systems or similar or otherwise technology, know-how (including computer software), or services connected with compression and/or decompression of electronic images, or with electronic games, electronic simulation systems or similar but limited to the activities with which the Executive was concerned or involved in the course of his employment during the 12 month period immediately prior to the Executive ceasing to be employed or for which the Executive has been responsible during such period;

"Restricted Person" means any person who is employed at the Termination Date or has at any time in the period of six months prior to the Termination Date been:

		(i)	employed by the Company; or

		(ii)	engaged as a consultant to the Company;

and in either case in a senior executive or a senior technical or senior advisory capacity in the Restricted Business;

and who was known to or worked with the Executive during that period.

17.2	The Executive shall not either personally or by an agent and either on his own account or for or in association with any other person directly or indirectly for a period of 12 months after the Termination Date:

	(a)	in competition with the Company, be employed or engaged or otherwise interested in any Restricted Business; or

	(b)	in competition with the Company take up or hold any office in or with any business which is engaged or is intended to be engaged in the Restricted Business; or

	(c)	in competition with the Company, in respect of Restricted Business, solicit business from or canvass or entice away or endeavour to solicit business from, or canvass or entice away any Counterparty or Prospective Counterparty;

	(d)	in competition with the Company, in respect of Restricted Business, have any business dealings with, any Counterparty or Prospective Counterparty;

	(e)	interfere or take such steps as may be likely to interfere with the continuance of supplies to the Company in respect of the Restricted Business (or the terms relating to such supplies) from any Counterparty or Prospective Counterparty or seek to damage the relationship between any such person and the Company; or

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	(f)	solicit or induce or employ or endeavour to solicit or induce or employ any person who, on the Termination Date, was a Restricted Person to cease working for or providing services to the Company, whether or not any such person would thereby commit a breach of contract; or

	(g)	employ or otherwise engage in Restricted Business any person who, on the Termination Date was a Restricted Person or anyone who would have been employed or engaged in such a position had they not left the Company's employment or terminated any arrangement with the Company in the six months prior to the Termination Date.

17.3	Nothing in this clause 17 shall prevent the Executive from being engaged in or by, or participating in, any business or entity to the extent that any of the Executive's activities for such business or entity shall relate solely to:

	(a)	geographical locations in which the business or entity does not compete or seek to compete with the Relevant Business; or

	(b)	matters of a type with which the Executive was not materially concerned in the 12 months immediately preceding the Termination Date.

17.4

	(a)	The provisions of clauses 17.1 to 17.3 inclusive shall apply equally where, during the period of six (6) months prior to the Termination Date, the Executive was engaged in or responsible for the business of any Group Member (each of which Group Member is hereinafter called "Relevant Company").

	(b)	In addition to the covenants given by him in clauses 17.1 to 17.3 above the Executive hereby covenants with the Company (which for the purposes of this paragraph shall act as trustee for each Relevant Company) in relation to each of the clauses 17.1 to 17.3 inclusive as if every reference therein to the Company was a reference to the Relevant Company and the definitions of "Counterparty", "Prospective Counterparty", "Restricted Business" and "Restricted Person" in clause 17.1 apply with the substitution of "the Relevant Company" for the Company.

17.5	Each of the restrictions aforesaid constitutes an entirely separate, severable and independent restriction on the Executive.

17.6	While the restrictions aforesaid are considered by both parties to be reasonable in all circumstances it is recognised that restrictions of the nature in question may fail for reasons unforeseen and accordingly it is hereby declared and agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company or any Group Member but would be valid if part of the wording thereof were deleted and/or the periods (if any) thereof reduced, the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

17.7	For the avoidance of doubt, it is agreed that nothing in this clause shall prevent the Executive holding, after the termination of his employment, not more than 5% of any class of issued shares or other securities which are listed or dealt in on any recognised stock exchange by way of bona fide investment only.

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18.	Data Protection

18.1	The Executive agrees that personal data (other than sensitive personal data) relating to him and to his employment with the Company may to the extent that it is reasonably necessary in connection with his employment or the business of the Group in any jurisdiction:

(a) be collected and held (in hard copy and computer readable form) and processed by the Company; and

(b) be disclosed or transferred to other employees of the Company or any other Group Member and their employees; any other persons as may be reasonably necessary; and as otherwise required or permitted by law.

18.2	The Executive consents to the transfer and disclosure of personal data as set out above which shall apply regardless of the country to which the data is to be transferred whether within or outside the European Economic Area.

18.3	The Executive consents to the monitoring by the Company of email communications received, created, stored, sent or forwarded by the Executive on equipment provided by the Company to the Executive for the performance of his duties.

19.	Notices

19.1	Any notice or other written communication given under or in connection with this agreement may be delivered personally or sent by first class post (airmail if overseas) or by facsimile.

19.2	The address for service of the Company shall be its registered office and in the case of the Executive shall be his address stated in this agreement or if any other permanent address has previously been notified to the Company to the address so notified.

19.3	Any notice or other written communication shall be deemed to have been served:

(a) if delivered personally, at the time of delivery;

(b) if posted, at the expiry of two Business Days or in the case of airmail four Business Days after it was posted;

(c) if sent by telex or facsimile message, at the time of transmission (if sent during normal business hours, that is 9.30 to 17.30 local time) in the place from which it was sent or (if not sent during such normal business hours) at the beginning of the next Business Day in the place from which it was sent.

19.4	In proving service it shall be sufficient to prove that personal delivery was made, or that such notice or other written communication was properly addressed stamped and posted or in the case of a facsimile message that an activity or other report from the sender's facsimile machine can be produced in respect of the notice or other written communication showing the recipient's facsimile number and the number of pages transmitted.

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20.	Deductions

20.1	For the purposes of the Employment Rights Act 1996 the Executive consents to the deduction from any sum otherwise payable to the Executive by reason of the Employment (or its termination) the value of any claim of whatever nature and in whatever capacity that the Company may have against the Executive, including but not limited to:

(a) overpayment of wages or expenses;

(b) loans or advances on wages which the Company may from time to time make to the Executive.

21.	Third Party Rights

21.1	Unless expressly provided in this agreement, no term of this agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

22.	Miscellaneous

22.1	Save as expressly provided in this agreement no term or provision of this agreement shall be varied or modified by any prior or subsequent statement, conduct or act of any party. The Company and the Executive may amend this agreement only by letter or written instrument signed by both the Company and the Executive.

22.2	The headings to the clauses and any underlining in this agreement and in any schedule are for ease of reference only and shall not form any part of this agreement for the purposes of construction.

22.3	This agreement sets out the entire agreement and understanding between the Company and the Executive and between any Group Member and the Executive and supersedes all prior agreements, understandings or arrangements whether oral or written or implied in connection with the Employment save only for any terms implied by law. The Executive acknowledges and warrants that he is not entering into this agreement in reliance on any representation not expressly set out in this agreement.

22.4	There are no collective agreements which directly affect the terms and conditions of the Employment.

22.5	If at any time any term or provision in this agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any rule of law or enactment, such term or provision or part shall to that extent be deemed not to form part of this agreement, but the enforceability of the remainder of this agreement shall not be affected.

23.	Law and Jurisdiction

23.1	This agreement shall be governed by and construed in accordance with English law and each party to this agreement submits to the non-exclusive jurisdiction of the English courts.

23.2	The Executive irrevocably agrees that the courts and tribunals of England shall have jurisdiction to settle any dispute which may arise out of or in connection with this agreement and that accordingly any suit, action or proceedings arising out of this agreement (together in this clause referred to as "Proceedings") may be brought in such courts and tribunals.

This agreement has been entered into on the date first written above.

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EXECUTED as a deed	)	Director
by the Company	)
	)	Secretary
in the presence of:	)

EXECUTED as a deed by	)
the Executive of	)	Jonathan Kemp
)
in the presence of:	)

Witness name ...............................................................................................................

Occupation .....................................................................................................................

Signature ........................................................................................................................